SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2004

Commission File Number 0-28800

DRDGOLD, Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement (the "Registration Statement") on Form F-3 (Registration No. 333-102800) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission (the "SEC") on September 30, 2003, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

23.1   Consent of KPMG Inc.

Exhibit 15.1 of the Company's Annual Report on Form 20-F for the fiscal year ended June 30, 2004 as filed with the SEC on November 29, 2004, contained the Crown Gold Recoveries (Pty) Limited Consolidated Financial Statements for the years ended June 30, 2004 and 2003. Attached to this report is the consent of KPMG Inc to the incorporation by reference in the Registration Statement of its report dated November 26, 2004 with respect to those financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 9, 2004

By: /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 4 to the Registration Statement, No. 333-102800, of DRDGOLD Limited on Form F-3 of our report dated November 26, 2004 with respect to the consolidated balance sheets of Crown Gold Recoveries (Proprietary) Limited and its subsidiaries as of June 30, 2004 and June 30, 2003 and the related consolidated income statements, statements of changes in equity, cash flow statements and notes thereto for the years then ended, which report appears as an exhibit to the Annual Report on Form 20-F of DRDGOLD Limited for the year ended June 30, 2004.

/s/ Carel Smit
Carel Smit
Managing Director: Energy and Natural Resources

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
December 9, 2004